SECOND AMENDMENT TO AMENDED AND RESTATED LOAN AGREEMENT

THIS SECOND AMENDMENT TO AMENDED AND RESTATED LOAN AGREEMENT (this "Amendment"), made and entered into as of June ___, 2001, by and between **FAIRFIELD MANUFACTURING COMPANY, INC.**, a Delaware corporation ("Borrower"), and **GENERAL ELECTRIC CAPITAL CORPORATION**, a New York corporation ("GE Capital"), as sole "Lender" under the "Loan Agreement" hereinafter referred to and as agent for itself and the other "Lenders" who may hereafter become parties to the Loan Agreement (GE Capital, in such capacity, the "Agent").

RECITALS:

A.   Borrower and GE Capital, as a Lender and as Agent, are parties to a certain Amended and Restated Loan Agreement, dated as of December 30, 1999, as amended pursuant to a First Amendment to Amended and Restated Loan and Security Agreement, dated as of October 23, 2000 ("First Amendment") (as so amended, the "Loan Agreement"; capitalized terms used herein and not defined herein shall have the meanings assigned to them in the Loan Agreement), pursuant to which GE Capital, as sole Lender thereunder, makes certain financial accommodations to Borrower.

B.   Borrower has requested that GE Capital India increase and modify the GE Capital India Loan such that following such increase and modification the GE Capital India Loan will consist of multiple disbursements term loans and a revolving loan facility, each denominated in Indian Rupees, the aggregate maximum principal amount of which shall not exceed the equivalent of Twelve Million Dollars ($12,000,000).

C.   As a condition precedent to such modification and increase GE Capital India has required that the maximum amount of the India Guaranty be increased from Seven Million Dollars ($7,000,000) to Twelve Million Dollars ($12,000,000) and, subject to the terms and conditions hereof, GE Capital has agreed to such increase.

D.   Borrower has further requested that GE Capital, as sole Lender, (i) consent to AGL's obtaining of an additional working capital facility or facilities from GE Capital India or another financial institution, denominated in Indian Rupees, the aggregate maximum principal amount of which at any time shall not exceed the equivalent of Six Million Dollars ($6,000,000), and (ii) consent to the release by GE Capital India of its Lien on the accounts and inventory of AGL arising pursuant to the GE Capital India Loan Documents if and to the extent that such release is required in order to permit AGL to obtain such working capital facility or facilities (if obtained from a financial institution other than GE Capital India).

E.   Pursuant to the Consent Letter, GE Capital consented to the transfer of the AGL Equipment from Borrower to AGL. That transfer has not yet occurred. In order to induce GE Capital to consent to the increase in the GE Capital India Loan described herein (and corresponding increase in the India Guaranty) Borrower has agreed that such transfer, when made, shall be a sale for cash.

F.   Borrower and GE Capital, as sole Lender and Agent, desire to enter into this Amendment in order to evidence GE Capital's approval of the foregoing matters, subject to the terms and conditions hereof, to evidence Borrower's continuing reimbursement obligations with respect to the India Guaranty, as increased as described hereinabove, and to amend the Loan Agreement in certain other respects.

In consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

1.   Amendments to Loan Agreement. Effective upon fulfillment, to the satisfaction of Lenders, of the conditions precedent set forth in Section 2 hereof, the Loan Agreement shall be deemed to be amended as follows:

(a)   Amendments to Section 1.1 of the Loan Agreement.

(i)   Section 1.1 of the Loan Agreement shall be deemed to be amended by inserting therein the following term:

"AGL Working Capital Facility" shall mean a working capital loan facility or facilities, denominated in Indian Rupees, the aggregate maximum principal amount of which shall not exceed at any time the equivalent of Six Million Dollars ($6,000,000), which, subject to the limitations contained herein and in the GE Capital India Loan Documents, AGL may from time to time obtain from GE Capital India or another financial institution.

(ii)   Section 1.1 of the Loan Agreement shall be deemed to be further amended by deleting the definitions of "AGL", "Commitment", "GE Capital India Loan" (added pursuant to the First Amendment), "GE Capital India Loan Agreement" (added pursuant to the First Amendment) and "India Guaranty" (added pursuant to the First Amendment) contained therein and substituting in lieu thereof the following revised definitions of "Commitment", "GE Capital India Loan", "GE Capital India Loan Agreement" and "India Guaranty":

"AGL" means Fairfield Atlas Limited, formerly known as Atlas Gears Limited, an Indian Corporation.

"Commitment" means Twenty Million Dollars ($20,000,000), as such amount may be increased to Thirty Million Dollars ($30,000,000) pursuant to the Subsequent Commitment Increases provided in Section 2.8, unless and until reduced to zero pursuant to Section 3.2(a).

"GE Capital India Loan" means the loan facility consisting of multiple disbursements term loans and a revolving loan facility, each denominated in Indian Rupees, the aggregate maximum principal amount of which shall not exceed the equivalent of Twelve Million Dollars ($12,000,000), obtained by AGL from GE Capital India pursuant to the GE Capital India Loan Documents, the proceeds of which have been or will be used by AGL to

refinance existing debt and to expand and refurbish its plant facility, to purchase equipment and for other corporate purposes.

"GE Capital India Loan Agreement" means, collectively, the Term Loan Agreement, dated as of October 4, 2000, the Revolving Loan Agreement, dated as of October 4, 2000 and the Term Loan Agreement, dated as of June ___, 2001, either as originally executed or, subject to the provisions of Section 6.23 hereof, as the same may from time to time be supplemented, modified, amended, restated, extended or supplanted.

"India Guaranty" means the guaranty by GE Capital on behalf of the Lenders of the obligations of AGL under the GE Capital India Loan up to the maximum amount of Twelve Million Dollars ($12,000,000).

(b) Amendment to Section 2.8 of the Loan Agreement.

(i) Paragraph (a) of Section 2.8 of the Loan Agreement shall be deemed to be amended by deleting the word "four" therein and substituting in lieu thereof the word "two" and by deleting the words and figure "Twenty Million Dollars ($20,000,000)" therein and substituting in lieu thereof the words and figure "Ten Million Dollars ($10,000,000)".

(ii) Paragraph (b) of Section 2.8 of the Loan Agreement shall be deemed to be amended by deleting the words and figure "four (4)" in clause (i) thereof and substituting in lieu thereof the words and figure "two (2)".

(c) Addition of new Section 3.7A to the Loan Agreement. The Loan Agreement shall be deemed to be further amended by deleting Section 3.7A thereof (added pursuant to the First Amendment) in its entirety and substituting in lieu thereof the following revised Section 3.7A:

3.7A India Guaranty Fees. From and after the date of issuance of the India Guaranty and for so long as the India Guaranty remains in effect or any India Guaranty Obligations remain outstanding, Borrower shall pay to the Agent for the account of each Lender according to that Lender's Pro Rata Share of the India Guaranty Obligations a guaranty fee in an amount equal to the quotient of (i) an amount equal to (A) the highest amount outstanding under the GE Capital India Loan during the month then ending multiplied (B) the number of days in such month multiplied by (C) (i) one percent (1%), as to the revolver loans portion of such amount and the first Five Million Dollars ($5,000,000) of the term loans portion of such amount, and (ii) one and one-half percent (1½%), as to the term loans portion of such amount in excess of Five Million Dollars ($5,000,000), divided by (ii) 360. India Guaranty fees shall accrue during each month during which the India Guaranty is in effect or any India Guaranty Obligations remain outstanding and shall be payable monthly in arrears on each Monthly Payment Date and on the Commitment Termination Date.

(d)   Addition of New Section 5.14. The Loan Agreement shall be deemed to be further amended by adding immediately after Section 5.13 thereof a new Section 5.14 to read as follows:

5.14   Required Prepayment of GE Capital India Loan. In the event that Borrower prepays all or any portion of the Term Loan, whether pursuant to a voluntary prepayment pursuant to Section 3.2 hereof or a mandatory prepayment pursuant to Section 3.3 hereof, if as a result of such prepayment, the outstanding principal amount of the Obligations will be reduced to an amount of less than Ten Million Dollars ($10,000,000), then concurrently with such prepayment, Borrower shall cause AGL to pay in full all of its obligations under the GE Capital India Loan Agreement, together with any prepayment fees, and to terminate the GE Capital India Loan Agreement.

(e)   Amendment to Section 6.1 of the Loan Agreement. (A) Section 6.1 of the Loan Agreement shall be deemed to be amended by deleting in its entirety subclause (a)(iv) thereof (added pursuant to the First Amendment) and substituting in lieu thereof the following revised subclause (a)(iv):

(iv)   the sale of the AGL Equipment by Borrower to AGL, provided that (A) at the time of any sale, no Default or Event of Default shall have occurred and be continuing or shall result from such disposition, (B) the aggregate sale price from each sale shall be paid in Cash (or offset against trade payables owing by Borrower to AGL) at the time of AGL's receipt of the AGL Equipment which is the subject of the sale and (c) prior to consummating any sale Borrower shall deliver a listing, in reasonable detail, of the assets to be sold to the Agent.

(f)   Amendment to Section 6.2 of the Loan Agreement. Section 6.2 of the Loan Agreement shall be deemed amended by deleting in its entirety subclause (vi) thereof (added pursuant to the First Amendment) and substituting in lieu thereof the following revised clause (vi):

(vii)   Subject to the terms of Section 6.1 hereof, Borrower may sell the AGL Equipment to AGL.

(g)   Amendment to Section 6.7 of the Loan Agreement. Section 6.7 of the Loan Agreement shall be deemed to be amended by inserting immediately after clause (k) thereof a new clause (l) to read as follows:

(l)   Subject to the provisions of Sections 6.8 and 6.23 hereof, Liens on the accounts and inventory of AGL securing the AGL Working Capital Facility.

(h)   Amendment to Section 6.8 of the Loan Agreement. Section 6.8 of the Loan Agreement shall be deemed to be amended by deleting clause (n) thereof (added pursuant to the First Amendment) and substituting in lieu thereof the following revised clause (n):

and (n) Indebtedness of AGL (i) under the GE Capital India Loan Documents and (ii) under the AGL Working Capital Facility, so long as (A) at the time when AGL obtains the AGL Working Capital Facility, no Default or Event of Default has occurred and is continuing or shall result therefrom, (B) AGL shall have obtained all required consents to its obtaining of the AGL Working Capital Facility and (C) the terms and conditions of the AGL Working Capital Facility shall be reasonably satisfactory to the Majority Lenders.

(i)   Amendment to Section 6.19 of the Loan Agreement. Section 6.19 of the Loan Agreement is hereby amended by deleting the figure "$3,000,000" therein and substituting in lieu thereof the figure "$6,000,000".

(j)   Amendment to Section 6.23 to the Loan Agreement. The Loan Agreement shall be deemed further amended by deleting Section 6.23 of the Loan Agreement (added pursuant to the First Amendment) and substituting in lieu thereof the following revised Section 6.23:

6.23   Amendments to Certain Documents. Borrower shall not, nor permit any Subsidiary to (a) amend, modify or change, or consent or agree to any amendment, modification or change to, the GE Capital India Base Loan Documents or amend, modify or change in any material respect, or consent or agree to any amendment, modification or change in any material respect to, any of the other GE Capital India Loan Documents or (b) amend, modify or change in any material respect, or consent or agree to any amendment, modification or change in any material respect to, the AGL Shareholders Agreement, the AGL Subscription Agreement, the Supply Agreement or the Technical Assistance Agreement; provided, however, that, the GE Capital India Loan Documents may be amended to provide for the release of GE Capital India's Lien on the accounts and inventory of AGL if and to the extent that (i) the AGL Working Capital Facility has been obtained from a financial institution other than GE Capital India in compliance with the provisions of Section 6.8 and (ii) the financial institution thereunder requires a Lien on such assets or a negative pledge with respect thereto.

2.   Conditions Precedent. This Amendment shall not become effective unless and until each of the following conditions precedent shall have been fulfilled, to GE Capital's satisfaction:

(a)   GE Capital India Loan Documents. The terms and conditions of the GE Capital India Loan Documents (as amended or amended and restated as contemplated hereby) shall be satisfactory to GE Capital in all respects.

(b)   Consents. Borrower or AGL shall have obtained and delivered to GE Capital certified copies of any consents and approvals of the holders of the Senior Subordinated Notes, all Governmental Agencies and all other Persons required to permit the increase to and modification of the GE Capital India Loan contemplate hereby and the corresponding increase in Borrower's reimbursement obligations in regard to the India Guaranty and the other transactions contemplated hereby.

(c)   Authority; Opinions. GE Capital shall have received (i) certified copies of board resolutions and (as required) shareholder resolutions, of Borrower, AGL and T-H Licensing, authorizing the consummation of the transactions described herein and (ii) such opinions of counsel as GE Capital shall require relative to the matters described herein.

(d)   Fee. Borrower shall have paid to GE Capital a consent and amendment fee in the amount of $50,000.

(e)   Senior Subordinated Note Indenture. GE Capital shall be satisfied that Borrower's incurrence of Indebtedness to GE Capital in respect of the India Guaranty, AGL's incurrence of Indebtedness under the GE Capital India Loan (as modified and increased as described herein) and the other transactions contemplated hereby are permissible pursuant to the Senior Subordinated Note Indenture and that such reimbursement obligations shall constitute "Senior Indebtedness" and "Designated Senior Indebtedness" within the meaning of the Senior Subordinated Note Indenture, and GE Capital shall have received such certifications from Borrower and opinions of Borrower's counsel in regard to the foregoing as Borrower shall reasonably request.

(f)   Representations and Warranties. The representations and warranties contained in Article 4 of the Loan Agreement shall be true and correct in all material respects on and as of the effective date hereof as though made on and as of that date (except to the extent that such representations and warranties relate solely to an earlier date and except as affected by transactions expressly contemplated by the Loan Agreement).

(g)   Absence of Litigation. There shall not be pending or, to the best knowledge of Borrower, threatened, any litigation, arbitration, injunction, proceeding, governmental investigation or inquiry against or affecting Borrower or any Property of Borrower before any Governmental Agency that could reasonably be expected to have a Material Adverse Effect.

(h)   No Default; Contractual Obligations. After giving effect to this Amendment, Lancer, Borrower and T-H Licensing shall be in compliance with all the terms and provisions of the Loan Documents to which they are party, and no Default or Event of Default shall have occurred and be continuing. The execution and delivery by Borrower of this Amendment and the consummation of the transactions contemplated hereby shall not cause Borrower to violate any Contractual Obligation to which it is party or by which it is bound.

(i)   No Material Adverse Effect. Since December 31, 2000, there shall not have occurred: (1) any event or circumstance that could reasonably be expected to have a Material Adverse Effect, or (2) any dividends or other distributions made to the stockholders of Borrower, except as permitted by Section 6.3 of the Loan Agreement and Section 7(b) of the Lancer Pledge Agreement.

(j)   Compliance with Laws. Lenders shall be satisfied that Borrower and its Subsidiaries are in compliance with all applicable Laws, including, without limitation, all Environmental Laws and all Laws pertaining to labor, occupational safety and health and ERISA matters except to the extent that noncompliance could not reasonably be expected to have a Material Adverse Effect.

3.   Other Agreements

(a)   Except as set forth expressly herein and above, all terms of the Loan Agreement and the other Loan Documents shall be and remain in full force and effect and shall constitute the legal, valid, binding and enforceable obligations of Borrower to the Agent and Lenders. In furtherance of the foregoing, Borrower acknowledges that from and after the date hereof, it shall continue to be bound by all provisions of the Loan Agreement as amended hereby, including, without limitation, its reimbursement obligations in respect of the India Guaranty, as the amount thereof has been increased as described herein. To the extent any terms and conditions in any of the other Loan Documents shall contradict or be in conflict with any terms or conditions of the Loan Agreement, after giving effect to this Amendment, such terms and conditions are hereby deemed modified and amended accordingly to reflect the terms and conditions of the Loan Agreement as modified and amended hereby.

(b)   Borrower agrees to pay on demand the reasonable fees and out-of-pocket expenses of counsel to GE Capital incurred in connection with the preparation, execution, delivery and enforcement of this Amendment, the closing hereof, and any other transactions contemplated hereby.

(c)   To induce the Agent and Lenders to enter into this Amendment, Borrower hereby acknowledges and agrees that, as of the date hereof, there exists no right of offset, defense or counterclaim in favor of Borrower as against the Agent or Lenders with respect to the Obligations.

(d)   This Amendment shall be governed by, and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such State and all applicable laws of the United States of America.

(e)   This Amendment may be executed in two or more counterparts, all of which shall constitute one and the same agreement.

(f)   At the request of the Agent at any time hereafter, Borrower shall cause T-H Licensing to deliver to GE Capital India a pledge in form and substance satisfactory to the Agent of all of the AGL Acquired Shares as security for the obligations of AGL to GE Capital India under the GE Capital India Loan Documents, which pledge agreement shall be subject only to the Liens of the Agent pursuant to the T-H Licensing Pledge Agreement.

(g)   Within thirty (30) days after the date hereof, Borrower shall execute and deliver to the Agent an amendment to the Mortgage confirming that the Borrower's reimbursement obligations under the India Guaranty are secured thereby and otherwise in form and substance satisfactory to the Agent, together with a "bring down" endorsement to the title insurance policy insuring such Mortgage reflecting the recording thereof in the applicable recording office.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their respective officers thereunto duly authorized, as of the date first above written.

FAIRFIELD MANUFACTURING
  COMPANY, INC.

By:_____
    Richard A. Bush
    Vice President-Chief Financial Officer

GENERAL ELECTRIC CAPITAL
  CORPORATION, as Agent

By:_____
    Name: _____
    Title: _____

GENERAL ELECTRIC CAPITAL
  CORPORATION, as Lender

By:_____
    Name: _____
    Title: _____

ACKNOWLEDGMENT OF GUARANTOR

The undersigned, T-H Licensing, Inc., hereby (a) acknowledges its receipt of a copy of and consents to the within and foregoing amendment, (b) agrees to be bound by the provisions thereof and (c) acknowledges and agrees that the Subsidiary Guaranty, the Subsidiary Security Agreement and all other Loan Documents to which the undersigned is a party shall continue in full force and effect from and after the execution and delivery of the within and foregoing Amendment without diminution or impairment.

IN WITNESS WHEREOF, the undersigned has set its hand as of the _____ day of June, 2001.

T-H LICENSING, INC.

By:_____
     Name:
     Title:

ACKNOWLEDGMENT OF LANCER

The undersigned, Lancer Industries Inc., hereby (a) acknowledges its receipt of a copy of and consents to the within and foregoing amendment, (b) agrees to be bound by the provisions thereof and (c) acknowledges and agrees that the Lancer Pledge Agreement shall continue in full force and effect from and after the execution and delivery of the within and foregoing Amendment without diminution or impairment.

IN WITNESS WHEREOF, the undersigned has set its hand as of the _____ day of June, 2001.

LANCER INDUSTRIES INC.

By:_____
    Name:
    Title: